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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
JUN 05 2018
Washington, DC

SEC FILE NUMBER
8 - 69204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YYYY) AND ENDING 3/31/2018 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clarion Partners Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue - 12th Floor
(No. and Street)

New York	**NY**	**10169**
(City)	(State)	(Zip Code)

2018 JUN -6 AM 8:04
SEC
RECEIVED

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fortino **646-589-8100**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GM

OATH OR AFFIRMATION

I, **Paula Schaefer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Clarion Partners Securities, LLC**, as of **March 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that o a customer, except as follows:

Karen Kobus
Notary Public State of New York
No. # 01KO6218585
Qualified in New York County
Commission Expires March 8, 2022

Paula Schaefer
Signature

CEO
Title

Karen Kobus
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarion Partners Securities, LLC

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934
For the Year Ended March 31, 2018
(Confidential Treatment Requested)

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

Clarion Partners Securities, LLC
Index
March 31, 2018

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the management of Clarion Partners Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clarion Partners Securities, LLC (the "Company") as of March 31, 2018, and the related statement of operations, of changes in member's equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under SEC Rule 15c3-1 ("Schedule I"), Computation of Determination of Reserve Requirement under SEC Rule 15c3-3 ("Schedule II") and Information Relating to Possession or Control Requirements for Brokers and Dealers under SEC Rule 15c3-3 ("Schedule III") is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I, Schedule II and Schedule III are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

May 14, 2018

We have served as the Company's auditor since 2016.

Clarion Partners Securities, LLC
Statement of Financial Condition
As of March 31, 2018

Assets:		
Cash	$	1,203,387
Other assets		2,398
Prepaid expenses		32,911
Total assets	$	1,238,696
Liabilities and Member's Equity:		
Liabilities:		
Accounts payable - parent	$	206,437
Accounts payable and accrued expenses		46,447
Total liabilities		252,884
Member's equity:		985,812
Total liabilities and member's equity	$	1,238,696

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

Clarion Partners Securities, LLC
Statement of Operations
For the year ended March 31, 2018

Revenue		
Service level fees	$	10,252,341
Total revenue		10,252,341
Expenses		
Compensation expense		6,719,281
Occupancy expense		240,960
Travel and entertainment		406,458
Technology		102,430
Professional fees		201,912
Marketing		1,100,920
Filing and licensing fees		83,138
Other expenses		59,980
Total expenses		8,915,079
Net income	$	1,337,262

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

Clarion Partners Securities, LLC
Statement of Changes In Member's Equity
For the year ended March 31, 2018

Balance at April 1, 2017	$ 998,550
Net income	1,337,262
Distributions	(1,350,000)
Balance at March 31, 2018	$ 985,812

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

Clarion Partners Securities, LLC
Statement of Cash Flows
For the year ended March 31, 2018

Operating activities		
Net income	$	1,337,262
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Other assets		5,744
Prepaid expenses		716
Accounts payable - parent		194,601
Accounts payable and accrued expenses		13,765
Net cash provided by operating activities		1,552,088
Financing activities		
Distributions		(1,350,000)
Cash used by financing activities		(1,350,000)
Net increase in cash		202,088
Cash at beginning of the year		1,001,299
Cash at end of the year	$	1,203,387

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

1. Organization

Clarion Partners Securities, LLC ("CPS LLC" or "the Company") is a limited liability company established in the state of Delaware on October 15, 2012. On November 20, 2013, the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. Operations commenced on November 26, 2012. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly owned subsidiary of Clarion Partners, LLC ("CP, LLC"), and was initially capitalized with a contribution in the amount of $250,000 in November 2012. The Company acts as agent in the private placement of securities.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash
Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits.

Other Assets
Other assets consist of cash held in the Company's flex-funding account at FINRA for filing fees and other FINRA related charges. The Company may choose to withdraw funds from its flex-funding Account due to various circumstances (e.g., renewal refund or account overfunding).

Accounts Payable - Parent
Accounts payable - parent is stated at its net realizable value representing the current balance.

Revenue Recognition
Fees earned by the Company relate to services provided under a Service Level Agreement ("SLA") from its parent CP, LLC. Fees are recognized in revenue when the services are completed pursuant to the SLA. During the year ended March 31, 2018, all the Company's revenues were calculated in accordance with the SLA.

Income Taxes
The Company was formed as a single member limited liability company and as such is not itself subject to federal, state or local income taxes. The sole member is responsible for the tax liability, if any, related to the Company's taxable income or loss.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

On March 5, 2013, the Company and CP, LLC entered into the SLA under which the Company shall be paid an annual service fee in the amount of all costs and expenses incurred by the Company in connection with the performance under the SLA, plus 15%. For the year ended March 31, 2018, the Company recognized revenue of $10,252,341, under the SLA.

On March 5, 2013, the Company and CP, LLC also entered into a Services Agreement to establish terms and conditions under which the parties will allocate shared costs and expenses. CP, LLC and the Company share the same office space, equipment, technology, supplies and the agreement allows for the Company to provide office equipment and staffing for its operations. For these services the Company pays fees to CP, LLC as referenced in the SLA, above. Fees payable at March 31, 2018 was $206,437 and are reflected as accounts payable - parent on the accompanying statement of financial condition.

4. Net Capital Requirements

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2018, the Company's indebtedness ratio and net capital was 1 to 4 and $950,503, respectively, which was $933,644 in excess of its minimum requirement of $16,859.

5. Subsequent Events

There have been no subsequent events through May 14, 2018, the date that the financial statements were available to be issued, that require recognition or disclosure.

Clarion Partners Securities, LLC
Computation of Net Capital under SEC Rule 15c3-1
March 31, 2018

Schedule I

Computation of net capital

Total ownership's equity	$	985,812
Deduction and/or charges		
Nonallowable assets		
Other assets		35,309
Total deductions and/or charges		35,309
Net capital		950,503
Computation of basic net capital requirements		
Minimum net capital required (calculated as the greater of $5,000 or 6.67% of aggregate indebtedness)		16,859
Excess net capital	$	933,644

There are no material differences between the amounts presented in this computation of net capital and the corresponding amounts prepared by the Company as of the same date for inclusion in its unaudited Form X-17A-5 Part IIA FOCUS filing filed on April 25, 2018.

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Clarion Partners Securities, LLC
Information Relating to Possession or Control Requirements for Brokers and Dealers under SEC Rule 15c3-3
March 31, 2018

Schedule III

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

CLARION PARTNERS SECURITIES, LLC

Clarion Partners Securities, LLC's Exemption Report

Clarion Partners Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k):(2)(i) throughout the period April 1, 2017 to March 31, 2018 without exception.

Clarion Partners Securities, LLC

I, Paula Schaefer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Executive Officer

May 14, 2018

230 PARK AVENUE
NEW YORK, NY 10169
T 212-883-2151 F 212-883-2700

PAULA.SCHAEFER@CLARIONPARTNERS.COM
WWW.CLARIONPARTNERS COM

Report of Independent Registered Public Accounting Firm

To the management of Clarion Partners Securities, LLC

We have reviewed Clarion Partners Securities LLC's (the "Company") assertions, included in the accompanying Clarion Partners Securities LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended March 31, 2018 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended March 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

May 14, 2018

CLARION PARTNERS SECURITIES, LLC

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

SEC Mail Processing
JUN 05 2018
Washington, DC

RECEIVED
2018 JUN -6 AM 8:04
SEC / TM

June 1, 2018

To Whom It May Concern:

Enclosed please find updated audited financials for Clarion Partners Securities, LLC (CRD 166384). Please use the enclosed in place of the previously sent documents.

Thank you for your assistance in this matter. Please feel free to contact me at laurie.hadick@clarionpartners.com with any questions.

Best regards,

Laurie Hadick
Compliance Associate
Clarion Partners Securities, LLC

Clarion Partners
230 Park Avenue
New York, NY 10169